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                                                                Exhibit 99(a)(5)

Election to Exchange Options - Confirmation

This message confirms that we have received your Letter of Transmittal concerning exchange of stock options. Pursuant to the Offer to Exchange and the Letter of Transmittal, unless you otherwise rescind your Letter of Transmittal before 5:00 p.m. Pacific Time on May 31, 2001, we will cancel all options that you have elected to exchange on May 31, 2001. The replacement options will be granted and priced on or after December 1, 2001, subject to your continued employment and other terms of the Offer.

If you have any questions, or if you did not intend to submit this Letter of Transmittal, please contact Kristen Fishburn in Stock Administration.

Reminder, this Letter of Transmittal is not revocable after May 31, 2001.

Thank you,


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